UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                        Physician Computer Network, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   71940 K 109
                                 (CUSIP Number)

                              Jonathan Klein, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 22, 1998
             (Date of Event which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 Page 1 of 7 Pages

                                                   SCHEDULE 13D

CUSIP No. 71940 K 109                                        Page 2 of 7 Pages


1        NAME OF REPORTING PERSON
                  Jeffry Picower

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           34,681,522

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           34,681,522

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  34,681,522

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.7%

14       TYPE OF REPORTING PERSON*
                  IN

                                                          SCHEDULE 13D

CUSIP No. 71940 K 109                                       Page 3 of 7 Pages


1        NAME OF REPORTING PERSON
                  Decisions Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                  (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           34,681,522

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           34,681,522

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           34,681,522

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  53.7%

14       TYPE OF REPORTING PERSON*
                  CO

                                                          SCHEDULE 13D

CUSIP No. 71940 K 109                                       Page 4 of 7 Pages


1        NAME OF REPORTING PERSON
                  JA Special Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           34,681,522

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           34,681,522

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  34,681,522

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.7%

14       TYPE OF REPORTING PERSON*
                  PN

SCHEDULE 13D

CUSIP No. 71940 K 109                                       Page 5 of 7 Pages

                         SCHEDULE 13D - AMENDMENT NO. 18


         The undersigned, Jeffry M. Picower ("Picower"), Decisions Incorporated, a Delaware corporation ("Decisions") and JA Special Limited Partnership, a Delaware limited partnership ("JA Special"), (collectively the "Registrants") amend the Schedule 13D dated December 9, 1991 (the "Initial Filing"), as amended by Amendment No. 1 to the Initial Filing dated December 26, 1991, Amendment No. 2 to the Initial Filing dated May 11, 1992, Amendment No. 3 to the Initial Filing dated November 18, 1992, Amendment No. 4 to the Initial Filing dated November 23, 1992, Amendment No. 5 to the Initial Filing dated December 9, 1992, Amendment No. 6 to the Initial Filing dated December 21, 1992, Amendment No. 7 to the Initial Filing dated February 22, 1993, Amendment No. 8 to the Initial Filing dated May 10, 1993, Amendment No. 9 to the Initial Filing dated December 31, 1993, Amendment No. 10 to the Initial Filing dated January 27, 1994, Amendment No. 11 to the Initial Filing dated January 4, 1995, Amendment No. 12 to the Initial Filing dated August 3, 1995, Amendment No. 13 to the Initial Filing dated September 18, 1995, Amendment No. 14 to the Initial Filings dated August 2, 1996, Amendment No. 15 to the Initial Filing dated January 28, 1998, Amendment No. 16 to the Initial Filing dated February 20, 1998, Amendment No. 17 to the Initial Filing dated April 1, 1998 with regard to the shares of common stock, par value $.01 per share ("Shares"), of Physician Computer Network, Inc. (the "Issuer"), a corporation organized under the laws of New Jersey as set forth below. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.


Item 4.  Purpose of the Transaction

         Item 4 is hereby amended to add the following:

         The Registrants entered into the transactions described above in order to induce the Senior Lenders (as defined below) to enter into a forbearance and amendment agreement, modifying certain of the terms of the Issuer's senior credit facility.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

         Item 6 is hereby amended to add the following:


         On April 22, 1998, JA Special and Jeffry M. Picower entered into a Third Party Contributor Agreement with the Issuer and Fleet Bank, N.A., as administrative agent(the "Contributor Agreement") (a copy of which was filed as Exhibit 2 to the Issuer's Current Report on Form 8-K dated April 29, 1998 and incorporated herein by reference) and Jeffry M. Picower entered into a Guarantee with Fleet Bank, N.A., as administrative agent (the "Guarantee") (a copy of which is attached hereto as Exhibit 2 hereto and is incorporated herein by reference).

SCHEDULE 13D

CUSIP No. 71940 K 109                                       Page 6 of 7 Pages


         Pursuant to the Contributor Agreement JA Special and Mr. Picower agreed to refrain from taking certain actions with respect to the Issuer or the assets of the Issuer which could adversely affect the senior lenders (the "Senior Lenders") under the Issuer's existing credit facility.

         In accordance with the terms of the Guarantee, Mr. Picower agreed to an unconditional guaranty of up to $2,000,000 of the Issuer's obligations to the Senior Lenders under the Issuer's existing credit facility.

         As a result of the completion by the Issuer of the various agreements with the Issuer's Senior Lenders the executed Stock Purchase Agreement, dated April 1, 1998, the executed Common Stock Purchase Warrant, dated April 1, 1998 issued to JA Special by the Issuer, the stock certificate(s) evidencing the 11,000 shares of Series B Cumulative Preferred Stock issued to JA Special on April 1, 1998, the letter agreement between the Issuer and JA Special, dated April 1, 1998 and the checks of JA Special totaling $11,000,000 were released in accordance with the terms of the escrow agreement dated April 1, 1998, among the Issuer, JA Special and Gordon Altman Butowsky Weitzen Shalov & Wein.


Item 7.  To Be Filed as Exhibits

Exhibit 1 -- Joint Filing Agreement


Exhibit 2 -- Copy of  Guarantee  from  Jeffry M.  Picower  to
             FLeet Bank, N.A., as Administrative Agent dated April
             22, 1998.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 1998

                                             /s/ Jeffry M. Picower
                                             ______________________________
                                             Jeffry M. Picower



                                             DECISIONS INCORPORATED


                                             By:  /s/ April C. Freilich
                                             ______________________________
                                                April C. Freilich
                                                President


                                             JA SPECIAL LIMITED PARTNERSHIP

                                             By:  Decisions Incorporated
                                                  General Partner


                                             By:  /s/ April C. Freilich
                                             ______________________________
                                                April C. Freilich
                                                President